Exhibit 99(2)

News Release




The Quaker Oats Company
                           Further Information:
                           Investor Contact:            Media Contact:
Quaker Tower               Margaret M. Eichman, V.P.    Mark Dollins, Director
P.O. Box 049001            Investor Relations           Corp. Communications
Chicago, IL  60604-9001    (312) 222-7817               (312) 222-6914



QUAKER ANNOUNCES $1 BILLION STOCK REPURCHASE PROGRAM

For immediate release

     CHICAGO, IL, March 12, 1998 -- The Quaker Oats Company (NYSE:OAT) today reported that its Board of Directors has authorized the repurchase of up to $1 billion of the Company's common stock. The Quaker shares may be repurchased, from time to time, through open market purchases and privately negotiated transactions, subject to the availability of shares and other market and financial conditions. Quaker has approximately 138,132,000 shares outstanding.

     Robert S. Morrison, Chairman, President and Chief Executive
Officer, said, "This new authorization gives us the flexibility to use our strong cash flows over the next few years to supplement income growth with sound financial engineering."

     Since 1985, Quaker has repurchased approximately 49 million shares of its stock through several repurchase programs.

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The Quaker Oats Company press releases are available at no charge
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available Quaker Oats Company press releases or to retrieve a specific release, call 1-800-758-5804, extension 103689. They are also available through the Internet: http://www.quakeroats.com/


 releases or to retrieve a specific
release, call 1-800-758-5804, extension 103689. They are also available through the Internet: http://www.quakeroats.com/